Exhibit 4.1

CompX International Inc.

Description of Capital Stock

February 26, 2020

General

Our authorized capital stock consists of 20,000,000 shares of Class A Common Stock, par value $.01 per share (the “Common Stock”), and 1,000 shares of Preferred stock, par value $.01 per share (the “Preferred Stock”). As used below, the term “Charter” refers to our Second Amended and Restated Certificate of Incorporation, as amended by the Certificate of Retirement of Class B Common Stock filed with the Delaware Secretary of State on November 5, 2018, which had the effect of amending our Second Amended and Restated Certificate of Incorporation to eliminate all references to Class B Common Stock.

The following summary does not purport to be complete and is subject to the detailed provisions of, and qualified in its entirety by reference to, our Charter and amended and restated bylaws and to the applicable provisions of the Delaware General Corporation Law of the State of Delaware (“DGCL”).

Common Stock

Voting Rights. The holders of Common Stock are entitled to one vote per share. The Common Stock does not have cumulative voting rights, which means that holders of the shares of Common Stock with a majority of the votes to be cast for the election of directors can elect all directors then being elected.

Dividends. Each share of Common Stock has an equal and ratable right to receive dividends to be paid from our assets legally available therefor when, as and if declared by our Board of Directors. Delaware law generally requires that dividends be paid only out of our surplus or current net profits in accordance with the DGCL.

Liquidation. In the event we are dissolved, liquidated or wound up, the holders of Common Stock are entitled to share equally and ratably in the assets available for distribution after payments are made to our creditors and to the holders of any of our Preferred Stock that may be outstanding at the time.

Other. The holders of shares of Common Stock have no preemptive, subscription or redemption rights and are not liable for further call or assessment.

Preferred Stock

Our Board of Directors is authorized, without further stockholder action, to divide any or all shares of authorized Preferred Stock into series and to fix and determine the designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion or exchange privileges. As of February 26, 2020, our Board of Directors has not authorized any series of Preferred Stock.

Delaware General Corporation Law

Section 203 of the DGCL provides, in general, that a stockholder acquiring more than 15% of the outstanding voting stock of a corporation subject to the statute (an “Interested Stockholder”) but less than 85% of such stock may not engage in certain Business Combinations (as defined in Section 203) with the corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder unless (i) prior to such date the corporation’s board of directors approved either the Business Combination or the transaction in which the stockholder became an Interested Stockholder or (ii) the Business Combination is approved by the corporation’s board of directors and authorized by a vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. The provisions of Section 203 (“Section 203”) of the DGCL do not apply to us. Such provisions, if they were to apply to us, would restrict our ability to enter into business combinations with certain of our stockholders and would render an unsolicited takeover attempt of us more difficult.

Any action required to be taken at any annual or special meeting of our stockholders may be taken without a meeting, without prior notice and without a vote, upon the written consent of the minimum number of stockholders necessary to authorize such action.

Limitations on Directors’ Liability

Our Charter provides that our directors are not personally liable to the us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions is to eliminate the rights of us and our stockholders to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions do not limit the liability of directors under federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission based upon a director’s breach of his duty of care.